COMPUTATION OF PER SHARE EARNINGS
(Dollars in thousands)

	For the three months ended
	March 31, 2001			March 31, 2000

		Weighted
		Average	Per share		Average	Per share
	Income	Shares	Amount	Income	Shares	Amount
Basic EPS
Income available to common shareholders	$515	1,334,933	$0.39	$544	1,311,535	$0.41

Effect of dilutive securitie s
Options		22,765			26,727

Diluted EPS
Income available to common shareholders	$515	1,357,698	$0.38	$544	1,338,262	$0.41